May 18, 2016

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

Re:	Rofin-Sinar Technologies Inc. Preliminary Proxy Statement on Schedule PREM14A Filed April 19, 2016 File No. 0-21377

Dear Ms. Ravitz:

On behalf of our client, Rofin-Sinar Technologies Inc. (the “Company”), this letter sets forth the Company’s response to the letter, dated May 13, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the filing of the Company’s Preliminary Proxy Statement on Schedule PREM14A on April 19, 2016 (the “Preliminary Proxy Statement”) and subsequent telephone conversations between Norton Rose Fulbright US LLP and the Staff.

Set forth below is the text of the comment raised in the Staff’s comment letter, followed by the Company’s response thereto.

The Merger
Background of the Merger, page 28

1.	We note that a press release issued by SilverArrow on April 12, 2016 contains financial analysis of comparable deal premiums, discounted cash flow analysis and other valuation analyses that appear to indicate a higher range of per share merger consideration than the $32.50 in cash per share consideration proposed by Coherent, Inc. Please revise your disclosure to indicate what consideration, if any, the board of directors gave to the valuation analyses included in the April 12, 2016 press release.

Response

In response to the Staff’s comment, we have revised the “Background of the Merger” section on page 37 of Amendment No. 1 to the Preliminary Proxy Statement that we are filing simultaneously herewith to include the following additional disclosure related to SilverArrow’s April 12th press release:

On April 12, 2016, subsequent to the deliberations of the Special Committee and the Rofin Board whether to enter into the Merger Agreement and approximately four weeks after the parties entered into the Merger Agreement, SilverArrow Capital Advisors LLP (“SilverArrow”) issued a press release with respect to their analyses of the valuation of the transaction. In light of the timing of SilverArrow’s press release, the Rofin Board did not consider in its deliberations the views expressed by SilverArrow in this April 12th press release (although the outlined approaches to valuation and relevant publicly available information were considered by the Board, as more fully described later in this proxy statement under the sections entitled “The Merger – Recommendation of the Rofin Board and Reasons for the Merger; and – Opinion of Greenhill, Financial Advisor to the Special Committee and the Rofin Board”).

On April 28, 2016, the Company and Coherent received notice from the U.S. Federal Trade Commission that it had granted early termination, effective immediately, of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for Coherent’s pending acquisition of the Company.

* * *

In connection with our response, the Company has provided in Exhibit A, in writing, a statement by the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We continue to be available to answer any further questions which the Staff may have with respect to this matter. Please direct any further questions regarding this response letter to the undersigned at (212) 318-3254, Roy Goldman at (212) 318-3219 or Donald Ainscow at (214) 855-7137.

Very truly yours, /s/ Sheldon G. Nussbaum Sheldon G. Nussbaum

Exhibit A

Rofin-Sinar Technologies Inc.
40984 Concept Drive
Plymouth, Michigan 48170

May 18, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Re:	Rofin-Sinar Technologies Inc. Preliminary Proxy Statement on Schedule PREM14A Filed April 19, 2016 File No. 0-21377 (the “Preliminary Proxy Statement”)

Dear Ms. Ravitz:

In connection with the response letter, dated May 18, 2016, filed on behalf of Rofin-Sinar Technologies Inc. (the “Company”) by Norton Rose Fulbright US LLP with the Staff of the Office of Electronics and Machinery, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence via EDGAR on May 18, 2016, in response to the Staff’s letter dated May 13, 2016 with respect to the Preliminary Proxy Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

Please contact Cindy Denis, the Company’s Secretary, at (734) 416-0206 should you require further information or have any questions.

Very truly yours,

ROFIN-SINAR TECHNOLOGIES INC.

By:	/s/ Thomas Merk
Thomas Merk Chief Executive Officer